Exhibit 99.1

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Condensed consolidated interim financial statements

For the three months ended March 31, 2026, and 2025

[expressed in United States dollars]

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[unaudited] [expressed in United States dollars]

		March 31,	December 31,
		2026	2025
As at	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		4,341,908	1,905,357
Other receivables	4	208,524	231,053
Prepaid expenses and deposits	5	76,183	15,290
Investments	6	222,906	459,080
Inventory		51,468	52,133
Digital assets - restricted	7,11	—	1,601,865
Digital assets	7,11	5,468,067	2,213,575
		10,369,056	6,478,353
Non-current assets
Equipment, net		64,489	67,029
Right-of-use asset, net		83,048	102,320
Intangible assets, net	8	4,409,482	4,513,207
Total assets		14,926,075	11,160,909

LIABILITIES
Current liabilities
Trade and other payables	9,20	3,591,253	4,182,083
Lease obligations		83,991	103,165
Warrants liability	10	5,318,307	—
Derivative liabilities	12	6,566,357	—
Notes payable	11	300,549	1,300,549
Convertible debentures	12	485,517	472,497
		16,345,974	6,058,294
Total liabilities		16,345,974	6,058,294

SHAREHOLDERS’ EQUITY
Class A Multiple Voting Share capital	13	152,247	152,247
Class B Subordinate Voting Share capital	13	177,333,759	169,551,044
Warrants	13	—	10,009
Contributed surplus		34,741,158	35,405,812
Foreign exchange translation reserve		214,531	91,533
Accumulated deficit		(211,846,469)	(198,286,170)
Equity attributable to shareholders of the Company		595,226	6,924,475
Non-controlling interests	15	(2,015,125)	(1,821,860)
		(1,419,899)	5,102,615
Total liabilities and shareholders’ equity		14,926,075	11,160,909

Commitments and contingencies	19
Subsequent events	23

On behalf of the Board:

/s/ Zeeshan Saeed	/s/ Eric Hoskins
Zeeshan Saeed Director	Eric Hoskins Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in United States dollar, except number of shares]

		2026	2025
For the three months ended March 31,	Notes	$	$
Expenses
General and administrative	17	1,320,720	1,328,111
External research and development fees		626,092	1,648,350
Share-based payments	14,20	892,057	291,272
Depreciation and amortization	8	127,436	129,690
Total operating expenses		2,966,305	3,397,423

Loss from operations		(2,966,305)	(3,397,423)

Interest expense (income)		9,062	(67,216)
Other income		(10,451)	(7,060)
Finance expense, net		22,854	22,168
Accretion and interest expense	12	13,267	328,448
Loss (gain) on settlement of debt	13	35,802	(185,130)
Loss in fair value of derivative liabilities and warrant liability	10,12	6,954,836	3,110,436
Unrealized loss on change in fair value of digital assets	7	1,244,943	718,827
Realized (gain) on sale of digital assets	7	(4,311)	(68,293)
Loss in fair value of investments	6	235,807	—
Loss on issuance of convertible debt	12	2,285,450	1,490,278
Net loss		(13,753,564)	(8,739,881)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain (loss) on translation of foreign operations		122,998	(3,492)
Comprehensive loss		(13,630,566)	(8,743,373)

Net loss attributable to:
Equity owners of the Company		(13,560,299)	(8,576,723)
Non-controlling interests	15	(193,265)	(163,158)
		(13,753,564)	(8,739,881)

Net (loss) per share
Basic and diluted - continuing operations	16	$(3.06)	$(3.53)

Weighted average number of shares outstanding – basic and diluted	16	4,489,456	2,474,974

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended March 31, 2026, and 2025
[unaudited] [expressed in United States dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Non- controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232
Shares issued - convertible debt [note 12,13]	—	—	399,071	2,495,090	—	—	—	—	—	—	2,495,090
Warrants issued [note 12]	—	—	—	—	346,806	—	—	—	—	—	—
Warrants expired [note 13]	—	—	—	—	(30,770)	(618,578)	618,578	—	—	—	—
Share-based payments [note 14]	—	—	—	—	—	—	291,272	—	—	—	291,272
Exercise of options [note 13,14]	—	—	12,500	70,591	—	—	(24,704)	—	—	—	45,887
Comprehensive loss for the period	—	—	—	—	—	—	—	(163,158)	(3,492)	(8,576,723)	(8,743,373)
Balance, March 31, 2025	12	151,701	2,711,073	152,884,305	526,406	1,379,181	31,957,689	(1,203,464)	47,303	(180,687,607)	4,529,108

Balance, December 31, 2025	42	152,247	3,887,729	169,551,044	32	10,009	35,405,812	(1,821,860)	91,533	(198,286,170)	5,102,615
Shares issued [note 13]	—	—	1,536,341	5,395,700	—	—	—	—	—	—	5,395,700
Shares issued - convertible debt [note 12,13]	—	—	16,748	88,978	—	—	—	—	—	—	88,978
Shares for debt [note 13]	—	—	370,457	839,896	—	—	—	—	—	—	839,896
Warrants issued [note 12]	—	—	—	—	1,249,984	—	—	—	—	—	—
Warrants expired [note 13]	—	—	—	—	(32)	(10,009)	10,009	—	—	—	—
Share-based payments [note 14]	—	—	—	—	—	—	892,057	—	—	—	892,057
Exercise of RSUs [note 13,14]	—	—	44,415	1,458,141	—	—	(1,566,720)	—	—	—	(108,579)
Comprehensive loss for the period	—	—	—	—	—	—	—	(193,265)	122,998	(13,560,299)	(13,630,566)
Balance, March 31, 2026	42	152,247	5,855,690	177,333,759	1,249,984	—	34,741,158	(2,015,125)	214,531	(211,846,469)	(1,419,899)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CASH FLOWS

For the three months ended March 31, 2026, and 2025
[unaudited] [expressed in United States dollar]

	2026	2025
	$	$
Operating activities
Net loss	(13,753,564)	(8,739,881)
Add (deduct) items not affecting cash
Depreciation and amortization	127,436	129,690
Interest expense	—	25,374
Accretion expense	13,267	328,448
Share-based payments	892,057	291,272
Change in fair value of investments	235,807	—
Change in fair value of derivative liabilities and warrant liability	6,954,836	3,110,436
Loss on issuance of convertible debt	2,285,450	1,490,278
Unrealized foreign exchange loss (gain)	3,599,315	(1,646,071)
Unrealized loss on change in fair value of digital assets	1,244,943	718,827
Realized (gain) on sale of digital assets	(4,311)	(68,293)
Loss (gain) on settlement of debt	35,802	(185,130)
Changes in non-cash working capital balances
Finance receivables	—	414,189
Other receivables	22,529	99,417
Prepaid expenses and deposits	(60,893)	(75,309)
Inventory	665	23,386
Trade and other payables	(3,262,088)	(177,476)
Cash (used in) operating activities	(1,668,749)	(4,260,843)

Investing activities
Redemption of investments	—	1,181,499
Purchases of digital assets	(2,962,239)	(2,800,000)
Proceeds from sale of digital assets	68,980	268,293
Cash (used in) investing activities	(2,893,259)	(1,350,208)

Financing activities
Proceeds from issuance of shares, net	5,395,700	—
Proceeds from convertible debentures	2,733,109	2,667,404
Payment of lease obligation	(21,671)	(23,325)
Exercise of RSUs	(108,579)	—
Proceeds from share options exercised	—	45,887
Proceeds from RH loan	—	443,526
Repayment of Bitgo loan	(1,000,000)	—
Cash provided by financing activities	6,998,559	3,133,492

Net increase (decrease)	2,436,551	(2,477,559)

Cash and cash equivalents, beginning of the period	1,905,357	5,995,872
Cash and cash equivalents, end of the period	4,341,908	3,518,313

Non-cash transactions
Shares issued for debt	839,896	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

1.	Nature of business

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company also maintains selective R&D programs for inflammatory diseases (FSD-PEA) and depression (Lucid-PSYCH), though these initiatives remain secondary priorities. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintained, through its wholly owned subsidiary, FSD Strategic Investments Inc. (“FSD Strategic Investments”), a portfolio of strategic investments which historically represented loans secured by residential properties. During the year ended December 31, 2025, the entire portfolio of these loan receivables was sold to a corporation owned by the CFO of the Company. As of March 31, 2026, the Company no longer holds any loans secured by residential properties.

The Company’s registered office is located at 1 Adelaide Street East, Suite 801. On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares (each as defined hereinafter) on a 65:1 basis and changed its name to “Quantum BioPharma Ltd.” with a new trading symbol “QNTM” on both NASDAQ and CSE.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). Celly changed its name to “Unbuzzd Wellness Inc.” (“Unbuzzd”), effective May 23, 2025. The License Agreement provides Unbuzzd access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Unbuzzd the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Unbuzzd rights to certain trademarks. In exchange, Quantum received 200,000,000 Unbuzzd Common Shares (as defined below) following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the Unbuzzd Common Shares deemed outstanding less the 200,000,000 Unbuzzd Common Shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Unbuzzd. On July 31, 2023, the Company and Unbuzzd entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. On April 3, 2024, an amendment to the loan agreement was approved for additional gross proceeds of C$300,000. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Unbuzzd to its shareholders. The License Agreement was amended and restated on August 14, 2024. The condensed consolidated interim financial statements incorporate the assets and liabilities of Unbuzzd as of March 31, 2026, and the results of operations and cash flows for the three months ended March 31, 2026. As of March 31, 2026, the Company had a 19.84% (December 31, 2025 – 19.84%) ownership interest in Unbuzzd through Unbuzzd Common Shares.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at	Ownership percentage as at
		March 31, 2026	December 31, 2025	December 31, 2024
Entity Name	Country	%	%	%
FSD Biosciences Inc.	USA	100.00	100.00	100.00
Prismic Pharmaceuticals Inc. (“Prismic”)	USA	100.00	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00	100.00
FSD Pharma Australia Pty Ltd (“FSD Australia”)	Australia	100.00	100.00	100.00
Unbuzzd Wellness Inc.	Canada	19.84	19.84	22.95
Huge Biopharma Australia Pty Ltd (“Huge Biopharma”)	Australia	100.00	100.00	100.00

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the condensed consolidated interim statements of financial position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

2.	Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements (“financial statements’) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2025. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on May 6, 2026.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional and presentation currency for all years presented. The Company’s functional currency is the United States dollar, and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Unbuzzd Wellness Inc.	Canadian Dollar
Huge Biopharma Australia Pty Ltd	Australian Dollar

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2025, and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3.	New standards, amendments and interpretations adopted by the Company

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. There was no material impact on the consolidated interim financial statements.

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements, effective on January 1, 2027. Earlier application is permitted. The objective of IFRS 18 is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. IFRS 18 applies to all financial statements that are prepared and presented in accordance with IFRSs. Standards for recognizing, measuring, and disclosing specific transactions are addressed in other Standards and Interpretations.

The Company will assess the impact on the consolidated interim financial statements when applicable.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

4.	Other receivables

The Company’s other receivables are comprised of the following as at:

	March 31, 2026	December 31, 2025
	$	$
Sales tax recoverable	165,946	102,714
Interest receivable	42,578	73,575
Other receivables	—	1,712
Subscription receivables	—	53,052
	208,524	231,053

5.	Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	March 31, 2026	December 31, 2025
	$	$
Insurance	56,455	2,201
Other prepaids and deposits	19,728	13,089
	76,183	15,290

6.	Investments

The following tables outline changes in investments during the period ended March 31, 2026:

			Balance at December 31, 2025	Change in fair value through profit or loss	Effects of foreign exchange	Balance at March 31, 2026
Entity	Instrument	Note	$	$	$	$
A2ZCryptoCap Inc.	Shares	(i)	3,794	(64)	-	3,730
Royal Bank of Canada	GIC	(ii)	21,889	-	(367)	21,522
Gamestop	Shares	(iii)	40,158	5,922	-	46,080
Genius Group Ltd	Shares	(iv)	21,906	(9,499)	-	12,407
JZR Gold	Warrants	(v)	371,333	(232,166)	-	139,167
			459,080	(235,807)	(367)	222,906

					Current	222,906
					Non-current	-
						222,906

(i)	On June 23, 2022, the Company acquired 80,000 shares of A2ZCryptoCap Inc. for C$0.10 per share. As at March 31, 2026, the fair value of the shares was determined based on the quoted market price of the shares of C$0.065 per share (December 31, 2025 – C$0.065).

ii)	During the year ended December 31, 2024, the Company purchased four GICs for a total amount of C$4,030,000 from RBC with maturity dates ranging from February 14, 2025, to September 12, 2025. The GICs pay variable interest ranging from 4.20% to 4.95% per annum. As of March 31, 2026, the total balance outstanding was C$30,000 (December 31, 2025 – C$30,000) as three GICs out of the four were effectively redeemed during the year ended December 31, 2024.

iii)	On July 18, 2025, the Company purchased 2,000 shares of GameStop Corp. (NYSE: GME) for a total amount of $48,516 (C$66,561) for $23.55 per share. As at March 31, 2026, the fair value of the shares was determined based on the quoted market price of $23.04 per share resulting in a gain on change in fair value of $5,922 for the three months ended March 31, 2026.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

iv)	On July 25, 2025, the Company purchased 40,000 shares of Genius Group Limited (AMEX: GNS) for a total amount of $49,009 (C$67,237) for a weighted average price of $1.20 per share. On July 28, 2025, the Company sold 1,871 shares of GNS for a total amount of $2,217 (C$3,043). As at March 31, 2026, the fair value of the remaining 38,129 shares was determined based on the quoted market price of $0.33 per share resulting in a loss on change in fair value of $9,499 for the three months ended March 31, 2026.

v)	On July 22, 2025, the Company acquired 1,666,667 units at a price of C$0.30 per unit of JZR Gold Inc (“JZR”) for $364,800 (C$500,000). Each unit is comprised of one common share in the capital of JZR and one non-transferable common share purchase warrant to acquire one common share at a price of C$0.40 per warrant share.

●	The Company sold 1,666,667 common shares on December 10, 2025, with a fair value of $283,097 (C$391,667), at C$0.235 per share, resulting in a loss on change in fair value of $68,936 prior to the date of sale. As of March 31, 2026, there were no outstanding shares.

●	The 1,666,667 associated warrants, valued at $150,639 on acquisition date using the Black Scholes model, had a fair value of $139,167 as at March 31, 2026, resulting in a loss on change in fair value of $232,166 for the three months ended March 31, 2026.

The fair value of the warrants was determined using the Black-Scholes option pricing model and the following assumptions as at the following dates:

	July 22, 2025	December 31, 2025	March 31, 2026
Share price (CDN)	$0.460	$0.465	$0.245
Exercise price	$0.29	$0.29	$0.29
Expected dividend yield	-	-	-
Risk free interest rate	2.78%	2.55%	2.79%
Expected life	2.00	1.56	1.31
Expected volatility	135.64%	140.17%	140.17%

7.	Digital assets

(a)	The changes in the digital assets balance for the following periods are as follows:

	January 1, 2026 Balance	Additions	Dispositions	Unrealized (loss) gain	March 31, 2026 Balance
	$	$	$	$	$
Bitcoin	2,287,611	2,365,239	(64,669)	(700,371)	3,887,810
Solana	1,336,507	400,000	—	(457,982)	1,278,525
ETH	54,749	—	—	(15,937)	38,812
XRP	—	112,000	—	(29,647)	82,353
SUI	22,683	—	—	(8,323)	14,360
LINK	113,890	85,000	—	(32,683)	166,207
	3,815,440	2,962,239	(64,669)	(1,244,943)	5,468,067

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

	January 1, 2025 Balance	Additions	Dispositions	Unrealized (loss) gain	December 31, 2025 Balance
	$	$	$	$	$
Bitcoin	356,877	2,827,102	(647,000)	(249,368)	2,287,611
Dogecoin	154,314	200,000	(401,000)	46,686	—
Solana	350,039	2,052,166	(661,503)	(404,195)	1,336,507
ETH	—	132,093	(47,000)	(30,344)	54,749
XRP	—	150,000	(150,000)	—	—
SUI	—	50,000	—	(27,317)	22,683
LINK	—	221,215	—	(107,325)	113,890
	861,230	5,632,576	(1,906,503)	(771,863)	3,815,440

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Digital assets have a limited history, and the fair value historically has been very volatile. The Company may not be able to liquidate its inventory of digital assets currency at its desired price if required. The Company has recognized an unrealized loss in change in fair value of $1,244,943 for the three months ended March 31, 2026 (2025 - $718,827).

During the three months ended March 31, 2026, the Company invested an additional $2,962,239 in digital assets. The Company also sold $64,669 in digital assets for total gross proceeds of $68,980 and recognized a gain on sale of digital assets of $4,311 for the three months ended March 31, 2026 (2025 - $68,293).

The following table presents the Company’s digital assets, measured at fair value less and categorized into levels of the fair value hierarchy on the condensed consolidated interim statements of financial position as at the following:

As at March 31, 2026

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	5,468,067	—

As at December 31, 2025

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	3,815,440	—

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

8.	Intangible assets

Intangible assets as at March 31, 2026, are as follows:

Cost	Lucid
$
As at December 31, 2025, and March 31, 2026	6,314,571

Accumulated amortization	$
As at December 31, 2025	1,801,364
Amortization	103,725
As at March 31, 2026	1,905,089

Net book value
As at March 31, 2026	4,409,482
As at December 31, 2025	4,513,207

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

9.	Trade and other payables

Trade and other payables consist of the following as at:

	March 31, 2026	December 31, 2025
	$	$
Trade payables	1,978,210	1,981,851
Accrued liabilities (i)	1,613,043	2,200,232
	3,591,253	4,182,083

(i) Accrued liabilities consist of the following as at:

	March 31, 2026	December 31, 2025
	$	$
External research and development fees	215,120	35,770
Operational expenses	134,788	774,223
Professional and other fees	853,942	981,046
Accrued interest	409,193	409,193
	1,613,043	2,200,232

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

10.	Warrants Liability

[a] December 2024 Warrants

During the year ended December 31, 2024, the Company issued warrants attached to its convertible debenture (Note 12).

The Company determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). The Company used the Black-Scholes pricing model to estimate fair value. Expected volatility was based on an evaluation of the historical volatility of the Company’s share price. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants was based on the contractual term. The fair value of the warrant liability as at December 13, 2024, the date of issuance was $245,147. The fair value of the warrants as of March 31, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the three months ended March 31, 2026 (2025 - $311,128). On June 25, 2025, 80,000 total warrants outstanding were exercised on a cashless basis into 66,315 Class B Subordinate Voting Shares.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	December 13, 2024	December 31, 2024	June 25, 2025
Share price (CAD)	$5.80	$5.20	$33.48
Exercise price (CAD)	$7.00	$7.00	$7.00
Expected dividend yield	-	-	-
Risk free interest rate	2.97%	2.96%	2.940%
Expected life	5.00	4.95	4.47
Expected volatility	104.39%	104.52%	118.86%
Foreign exchange rate	0.70	0.70	0.73

[b] January 2025 Warrants

On January 20, 2025, the Company issued warrants attached to its convertible debenture (Note 12). The fair value of the warrant liability at the date of issuance on January 20, 2025, was $405,656. The fair value of the warrants as of March 31, 2026 was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the three months ended March 31, 2026 (2025 - $623,445), On June 25, 2025, the 152,577 total warrants outstanding were exercised on a cashless basis into 133,002 Class B Subordinate Voting Shares.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	January 20, 2025	June 25, 2025
Share price (CAD)	$4.90	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.99%	2.90%
Expected life	5.00	4.58
Expected volatility	106.90%	118.86%
Foreign exchange rate	0.70	0.73

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

[c] March 6, 2025 Warrants

On March 6, 2025, the Company issued warrants attached to its convertible debenture (Note 12). The fair value of the warrant liability as at date of issuance on March 6, 2025, was $38,702. The fair value of the warrants as of March 31, 2026 was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the three months ended March 31, 2026 (2025 - $31,110). On June 25, 2025, the 10,309 total warrants outstanding were exercised on a cashless basis into 8,986 Class B Subordinate Voting Shares.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 6, 2025	June 25, 2025
Share price (CAD)	$6.44	$33.48
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.72%	2.90%
Expected life	5.00	4.70
Expected volatility	115.20%	118.86%
Foreign exchange rate	0.70	0.73

[d] March 28, 2025 Warrants

On March 28, 2025, the Company issued warrants attached to its convertible debenture (Note 13). The fair value of the warrant liability as at date of issuance was $1,218,875 (Note 13). The fair value of the warrants as of March 31, 2026 was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value of $Nil for the three months ended March 31, 2026 (2025 - $Nil). On June 24, 2025, 8,500 warrants were exercised at a price of $7.00 for total gross proceeds of $43,257 (C$59,500). The remaining 175,420 warrants were exercised on a cashless basis into 137,927 Class B Subordinate Voting Shares on various dates between June 25, 2025, to July 31, 2025.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 28, 2025	June 25, 2025 – July 31, 2025
Share price (CAD)	$11.08	$25.89 - $33.48
Exercise price (CAD)	$7.00	$7.00
Expected dividend yield	-	-
Risk free interest rate	2.61%	2.90% - 3.01%
Expected life	5.00	4.67 - 4.77
Expected volatility	116.80%	118.79% - 118.86%
Foreign exchange rate	0.70	0.72 - 0.74

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

[e] March 20, 2026 Warrants

On March 20, 2026, the Company issued warrants attached to its convertible debenture (Note 12). The fair value of the warrant liability as at date of issuance was $2,279,221 (Note 13). The fair value of the warrants as of March 31, 2026, was $5,318,307 resulting in a loss on change in fair value of $3,039,086 for the three months ended March 31, 2026.

The fair values were determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 20, 2026	March 31, 2026
Share price (CAD)	$3.07	$6.73
Exercise price (CAD)	$3.75	$3.75
Expected dividend yield	-	-
Risk free interest rate	3.03%	2.79%
Expected life	5.00	4.97
Expected volatility	136.65%	142.21%
Foreign exchange rate	0.729	0.717

As at March 31, 2026, the warrant liability outstanding is $5,318,307 (December 31, 2025 - $Nil).

11.	Notes payable

On June 4, 2025, the Company obtained a $1,000,000 loan from its primary crypto assets custodian, BitGo Prime, LLC., secured by 14.87584 Bitcoin units pledged as collateral. As at March 31, 2026, the total Bitcoin units pledged were Nil (December 31, 2025 - 18.32), valued at $Nil (December 31, 2025 - $1,601,865).

During the three months ended March 31, 2026, the Company repaid the outstanding principal balance of $1,000,000, thereby extinguishing the loan. During the term of the loan, the Company satisfied all required interest obligations through monthly installments, which aggregated to a total interest amount of $74,750 over the duration of the borrowing period. As of March 31, 2026, no amounts remain outstanding under this agreement.

As at March 31, 2026, the Company has an outstanding notes payable balance of $300,549 (December 31, 2025 - $300,549) which was assumed on the acquisition of Prismic and is due on demand.

12.	Convertible debentures

December 2024 Debentures

In December 2024, the Company issued a total of 1,000 convertible debenture units of the Company (the “2024 Debenture Units”) at a price of C$1,000 per 2024 Debenture Unit for total gross proceeds of $702,700 (C$1,000,000) (“Tranche 1 and 2”). The December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Each 2024 Debenture Unit consisted of (i) one convertible debenture having a face value of C$1,000 (each a “December 2024 Debenture”); and (ii) 80 class B Subordinate Voting Share purchase warrants (each a “December 2024 Warrant”) exercisable for 80 Class B subordinate voting shares in the Company (each, a “Subordinate Voting Share”). The Debentures matured 36 months from the date of issuance (the “December 2024 Debenture Maturity Date”) and had an interest rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter. If the holder (“2024 Denture Holder”) of the December 2024 Debenture elected, in its sole and absolute discretion, interest could have been paid in Shares at the Conversion Price in effect on the date of payment. The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, could have been converted into class B Shares at a conversion price of C$6.25 per Share subject to adjustment (“Conversion Price”). Each December 2024 Warrant entitled the holder to acquire one a “December 2024 Warrant Share” at a price of C$7.00 per December 2024 Warrant Share, for a period of five years from the date of issuance. If the entire amount owing on the December 2024 Debenture was converted within 6 months of the issuance date, the Holder was entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the December 2024 Debenture Maturity Date, which the holder could have converted all of any part into Class B Subordinate Voting Shares at the Conversion Price.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

The Company could have redeemed the December 2024 Debentures at any time prior to maturity, in whole or in part, upon fifteen days’ notice and payment of certain penalties as applicable. The December 2024 Debenture was determined to be a financial instrument comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange. On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants was $245,147 (Note 10).

The fair value of the conversion feature was determined by using with-and-without method (“with-and-without method’) that considered changes in expected cash flows due to the conversion. The model included all terms of the December 2024 Debenture described above as well as the probability of conversion, the impact of default barrier and the implied credit spread of the Company. The fair value of the conversion feature as at December 13, 2024, the date of issuance, was $320,000. The fair value of the conversion feature as at March 31, 2026, was $Nil (December 31, 2025 - $Nil) resulting in a loss on change in fair value for the three months ended March 31, 2026 of $Nil (2025 - $$631,360). The entire amount of the December 2024 Debenture was converted on May 5, 2025, and May 23, 2025.

The fair values were determined using the assumptions below:

	December 13, 2024	December 31, 2024	May 5, 2025	May 23, 2025
Share price (CAD)	$5.85	$5.20	$11.86	$15.89
Conversion price (CAD)	$6.25	$6.25	$6.25	$6.25
Expected Volatility	98.04%	100.68%	109.68%	111.59%
Risk free interest rate	2.78%	2.70%	2.83%	2.83%
Expected life	3.00	2.95	2.64	2.60
Credit Spread	12.25%	12.25%	25%	25%
Foreign exchange rate	0.7025	0.6952	0.7240	0.7270

As of March 31, 2026, the Company had the following December 2024 Debenture balance outstanding:

Proceeds	$702,700
Value of conversion option	(320,000)
Value of warrants (Note 10 [b])	(245,147)
Initial recognition of debt	$137,553
Accretion expense	14,560
Balance, December 31, 2024	$152,113
Accretion expense	7,426
Balance, date of conversion, May 5, 2025	$159,539
Amount converted	(81,079)
Balance, May 5, 2025	$78,460
Accretion expense	2,630
Balance, date of conversion, May 23, 2025	$81,090
Amount converted	(81,090)
Balance, December 31, 2025 and March 31, 2026	$-

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

January 2025 Debentures

On January 20, 2025, the Company closed the third tranche of the December 2024 Offering (“Tranche 3”) and issued 1,480 December 2024 Debenture Units for aggregate gross process of $1,032,744 (C$1,480,000). The Tranche 3 December 2024 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Tranche 3 was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and a reduced exercise price of C$5.25 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants was $405,656 (Note 10). The fair value of the conversion feature was determined by using with-and-without method. The fair value of the conversion feature as at January 20, 2025, as at the date of issuance, was $599,770.

On February 7, 2025, the debt holder converted a partial amount of the December 2024 Debenture into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 13). On February 26, 2025, the debt holder converted the remaining amount of the December 2024 Debenture into an aggregate amount of 221,237 Class B Subordinate Voting Shares (Note 13). Thus, the total amount of Class B Subordinate Voting Shares converted under the December 2024 Debenture was 373,814.

The fair value of the conversion feature as at dates of conversion on February 7 and February 26, 2025, was $2,912,862, and $656,513, respectively, resulting in a total loss on change in fair value of $1,513,174 for the period ended March 31, 2025.

The fair values were determined using the assumptions below:

	January 20, 2025	February 7, 2025	February 26, 2025
Share price (CAD)	$4.90	$16.16	$8.27
Conversion price (CAD)	$4.85	$4.85	$4.85
Expected Volatility	93.66%	105.28%	104.91%
Risk free interest rate	2.99%	2.63%	2.70%
Expected life	3.00	2.95	2.90
Credit Spread	25%	25%	25%
Foreign exchange rate	0.6978	0.6994	0.6974

The Company also incurred a total of $210,872 interest penalties for early conversion of the debentures. This amount was transferred to share capital.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

As of March 31, 2026, the Company had the following January 2025 Debenture balance outstanding:

Proceeds	$1,032,744
Value of conversion option	(599,770)
Value of warrants (Note 10 [c])	(405,656)
Initial recognition of debt – January 20, 2025	$27,318
Accretion expense	14,186
Balance, date of conversion – February 7, 2025	$41,504
Amount converted	(27,845)
Balance, February 7, 2025	$13,659
Accretion expense	7,519
Balance, date of conversion, February 26, 2025	$21,178
Amount converted	(21,178)
Balance, December 31, 2025, and March 31, 2026	$-

March 6, 2025 Debentures

On March 6, 2025, the Company closed the fourth tranche of the December 2024 Offering (“Tranche 4”) and issued 100 December 2024 Debenture Units for aggregate gross process of $69,890 (C$100,000). Tranche 4 was completed under the same terms as the amended December 2024 Debentures, including a conversion price of C$4.85 per share, an increased warrant ratio of 103.093 December 2024 Warrants per December 2024 Debenture Unit, and an exercise price of C$5.25 per December 2024 Warrant share.

On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants was $38,702 (Note 10). The fair value of the conversion feature was determined by using with-and-without method. The fair value of the conversion feature as at March 6, 2025, the date of issuance, was $30,000.

On March 25, 2025, the debt holder converted the December 2024 Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares (Note 13). The fair value of the conversion feature as at date of conversion on March 25, 2025, did not change from the value on the date of issuance.

The fair value was determined using the assumptions below:

March 6, 2025
Share price (CAD)	$6.44
Conversion price (CAD)	$4.85
Expected Volatility	106.09%
Risk free interest rate	2.72%
Expected life	3.00
Credit Spread	25%
Foreign exchange rate	0.6989

There was no change in accretion amount from date of issuance to date of conversion.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

As of March 31, 2026, the Company had the following March 6, 2025, Debenture balance outstanding:

Proceeds	$69,890
Value of conversion option	(30,000)
Value of warrants (Note 10 [d])	(38,702)
Initial recognition of debt - March 6, 2025 and date of conversion, March 25, 2025	$1,188
Amount converted	(1,188)
Balance, December 31, 2025 and March 31, 2026	$-

March 28, 2025 Debentures

On March 28, 2025, the Company closed the final tranche of the December 4, 2024 Offering (“Tranche 5”) and issued 2,420 December 2024 Debenture Units for aggregate gross proceeds of $1,683,352 (C$2,420,000). Tranche 5 was completed under amended terms, including an increased conversion price of C$6.60 per share, a reduced warrant ratio of 76 December 2024 Warrants per December 2024 Debenture Unit, and an increased exercise price of C$7.00 per December 2024 Warrant Share.

On initial recognition, the fair value of the embedded derivatives was calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $1,218,875 (Note 10). The fair value of the conversion feature was determined by using with-and-without method. The fair value of the conversion feature as at March 28, 2025, the date of issuance, was $1,954,755. As the fair value of warrants and conversion feature were higher than the principal debt amount on the date of issuance, there was a loss on issuance of convertible debt of $1,490,278 for the three months ended March 31, 2025.

Of the 2,420 December 2024 Debenture Units issued, 330 December 2024 Debenture Units had been issued to a related party of the Company, which is an entity controlled by a director of the Company, 330 December 2024 Debenture Units had been issued to an entity, which is controlled by a family member of a director of the Company, and 1,060 December 2024 Debenture Units had been issued to an entity, which is owned by a family member of an executive officer of the Company. Of the total loss on issuance of convertible debt of $1,490,278, $1,059,206 was allocated to related parties, therefore disclosed as part of the share-based compensation balance in the key management disclosure for the three months ended March 31, 2025 (Note 20).

The December 2024 Debentures were converted into Class B Subordinate Voting Shares on various dates, and a total of 376,347 Class B Subordinate Voting Shares were issued during the year ended December 31, 2025.

The fair values of the conversion feature and assumptions, on the date of issuance and conversions were as follows:

	March 28, 2025	April 10, 2025	April 23, 2025	May 12, 2025	May 21, 2025	June 5, 2025
Share price (CAD)	$11.08	$9.38	$9.53	$12.77	$17.03	$18.78
Conversion price (CAD)	$6.60	$6.60	$6.60	$6.60	$6.60	$6.60
Expected Volatility	108.64%	107.93%	108.27%	106.62%	107.09%	107.90%
Risk free interest rate	2.61%	2.81%	2.84%	2.80%	2.97%	2.86%
Expected life	3.00	3.00	2.98	2.93	2.9	2.86
Credit Spread	25%	25%	25%	25%	25%	25%
Foreign exchange rate	0.6952	0.7135	0.7209	0.7144	0.7221	0.7321
Conversion value	$1,954,755	$2,029,678	$2,001,723	$2,612,294	$3,404,094	$3,740,737

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

The Company had the following March 28, 2025 Debenture balance outstanding

Proceeds	$1,683,352
Value of conversion option	(1,954,755)
Value of warrants (Note 10 [e])	(1,218,875)
Loss on issuance of convertible	1,490,278
Initial recognition of debt - March 28, 2025	$-

March 20, 2026 Debentures

On March 20, 2026, the Company issued 3,750 debenture units of the Company (“March 2026 Debenture Units”) for aggregate gross proceeds of $2,733,109 (C$3,750,000). Each March 2026 Debenture Unit consists of (i) one secured convertible debenture having a face value of C$1,000.00 (the “Principal Amount”) and (ii) 333.33 Class B Subordinate Voting Shares purchase warrants (the “Warrants”).

Each March 2026 Debenture Unit will mature 24 months from the date of issuance and shall bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter, starting June 30, 2026. The Principal Amount of the debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into Class B Subordinate Voting Shares at a conversion price of C$3.00 per Class B Subordinate Voting Share. Each Warrant shall entitle the holder to acquire one additional Class B Subordinate Voting Shares at a price of C$3.75 per warrant share, for a period of five years from the date of issuance.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $2,279,221 (Note 10). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at March 20, 2026, the date of issuance was $2,739,338. As the fair value of warrants and conversion feature are higher than the principal debt amount on the date of issuance, there was a loss on issuance of convertible debt of $2,285,450 for the three months ended March 31, 2026.

Of the 3,750 March 2026 Debenture Units, 300 March 2026 Debenture Units were issued to a related party of the Company, who is a director of the Company, and 1,400 March 2026 Debenture Units were issued to an entity, which is owned by a family member of the CFO of the Company (Note 20).

On March 31, 2026, a debt holder converted a partial amount of the March 2026 Debenture Units, consisting of C$49,998 and C$247 of unpaid accrued interest, into an aggregate amount of 16,748 Class B Subordinate Voting Shares (Note 13).

The fair value inputs and assumptions for the calculation of the conversion feature, on the date of issuance and on the date of conversion, are as follows:

	March 20, 2026	March 31, 2026
Share price (CAD)	$3.07	$6.73
Conversion price (CAD)	$3.00	$3.00
Expected Volatility	136.65%	142.21%
Risk free interest rate	3.03%	2.79%
Expected life	2.00	1.97
Credit Spread	25%	25%
Foreign exchange rate	0.729	0.717
Conversion value	$2,739,338	$6,655,088

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

As of March 31, 2026, the Company had the following March 2026 Debenture balance outstanding.

Proceeds	$2,733,109
Value of conversion option	(2,739,338)
Value of warrants (Note 10 [f])	(2,279,221)
Loss on issuance of convertible	2,285,450
Initial recognition of debt – March 20, 2026	$-

As at March 31, 2026, the Company accrued interest expense of $13,020 outstanding as part of the March 2026 Debenture Units. As at March 31, 2026, the Company has a derivative liabilities balance of $6,566,357 (December 31, 2025 - $Nil) and convertible debentures balance of $13,020 (December 31, 2025 - $Nil).

Convertible Debentures issued by Unbuzzd

Tranche 1

In April 2025, Unbuzzd issued a total of 172 unsecured convertible debenture units of Unbuzzd (each an ‘Unbuzzd Debenture’) at a price of US$1,000 per Unbuzzd Debenture for gross proceeds of $177,416. Each Unbuzzd Debenture includes an interest rate at 8% per annum, accruing annually and is added to the principal of the Unbuzzd Debenture when accrued, payable upon the earlier of April 15, 2027 (the “Unbuzzd Maturity Date”) or date of conversion. If Unbuzzd has not completed a Liquidity Event (defined below) on or before April 15, 2026, an additional 10% per annum (for an aggregate of 18%) will begin to accrue monthly starting April 16, 2026.

The Unbuzzd Debenture holder has the right, from time to time and at any time while any portion of the principal amount or any accrued and unpaid interest on the Unbuzzd Debenture is outstanding, to convert all or any portion of the outstanding principal amount and interest into units of Unbuzzd (each, a “Unbuzzd Unit”) at the Unbuzzd Conversion Price (defined below).

Each Unbuzzd Unit consists of one (1) common share in the capital of Unbuzzd (each, a “Unbuzzd Common Share”) and (ii) one half of a one (1/2) Unbuzzd Common Share purchase warrant (each whole warrant, a “Unbuzzd Warrant”). Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before April 15, 2027 for 115% of the Unbuzzd Liquidity Event Price.

The conversion price (“Unbuzzd Conversion Price”) is equal to:

i)	US$0.15 per Unbuzzd Unit;

ii)	In the event of an Unbuzzd Qualified Financing, then 0.80 multiplied by the Unbuzzd Qualified Financing Price; or

iii)	In the event of an Unbuzzd Liquidity Event, then 0.80 multiplied by the Unbuzzd Liquidity Event Price:

Following the completion of an Unbuzzd Qualified Financing or immediately prior to an Unbuzzd Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Unbuzzd Units at the Unbuzzd Conversion Price. Unbuzzd Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$2,000,000. Unbuzzd Liquidity Event means a takeover transaction or going public transaction.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Tranche 2

On July 7, 2025, Unbuzzd issued a total of 50 unsecured convertible debenture units at a price of US$1,000 per Debenture for gross proceeds $50,000 with the same terms as Tranche 1.

Tranche 3

In August and September 2025, Unbuzzd issued a total of 92.50 unsecured convertible debenture units (each, an ‘Unbuzzd Debenture’) at a price of US$1,000 per Debenture for gross proceeds of $92,500 with the same terms as Tranche 1.

Tranche 4

In October and November 2025, Unbuzzd issued a total of 35 unsecured convertible debenture units of Unbuzzd (each an ‘Unbuzzd Debenture’) at a price of US$1,000 per Unbuzzd Debenture for gross proceeds of $35,000. Each Unbuzzd Debenture includes an interest rate at 8% per annum, accruing annually and is added to the principal of the Unbuzzd Debenture when accrued, payable upon the earlier of December 31, 2027 (the “Unbuzzd Maturity Date”) or date of conversion.

The Unbuzzd Debenture holder has the right, from time to time and at any time while any portion of the principal amount or any accrued and unpaid interest on the Unbuzzd Debenture is outstanding, to convert all or any portion of the outstanding principal amount and interest into units of Unbuzzd (each, a “Unbuzzd Unit”) at the Unbuzzd Conversion Price (defined below).

Each Unbuzzd Unit consists of one (1) common share in the capital of Unbuzzd (each, a “Unbuzzd Common Share”) and (ii) one half of a one (1/2) Unbuzzd Common Share purchase warrant (each whole warrant, a “Unbuzzd Warrant”). Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before December 31, 2027 for 115% of the Unbuzzd Liquidity Event Price.

The conversion price (“Unbuzzd Conversion Price”) is equal to:

i)	US$0.15 per Unbuzzd Unit;

ii)	In the event of an Unbuzzd Qualified Financing, then 0.80 multiplied by the Unbuzzd Qualified Financing Price; or

iii)	In the event of an Unbuzzd Liquidity Event, then 0.80 multiplied by the Unbuzzd Liquidity Event Price:

Following the completion of an Unbuzzd Qualified Financing or immediately prior to an Unbuzzd Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Unbuzzd Units at the Unbuzzd Conversion Price. Unbuzzd Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$5,000,000. Unbuzzd Liquidity Event means a takeover transaction or going public transaction.

The convertible debenture was determined to be financial instruments comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange as well as failing the fixed-to-fixed clause for classifying as equity. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own volatility history. The share price of $0.00017 (C$0.00025) was deemed reasonable by management based on Unbuzzd’s latest financing price with arms-length parties. The fair value of the conversion feature as at April 15, 2025, July 7, 2025, August/September 2025, and October/November 2025, the dates of issuances were $Nil. The fair value of the conversion feature as at March 31, 2026, was also $Nil (December 31, 2025 - $Nil), resulting in no change in fair value during the period for all tranches. The fair values were determined using the assumptions below:

	April 15, 2025	July 7, 2025	August/ September 2025	October/ November 2025	December 31, 2025	March 31, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017
Conversion price (USD)	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000
Expected Volatility	119.78%	132.95%	136.82%-141.83%	124.06%-127.63%	135.29%	149.24%-162.46%
Risk free interest rate	2.54%	2.69%	2.50%-2.69%	2.46%-2.47%	2.55%	2.79%
Expected life (years)	2.00	1.77	1.59-1.71	2.16-2.28	1.31-2.00	1.06-1.78
Credit Spread	25%	25%	25%	25%	25%	25%
Foreign exchange rate	1.39	1.37	1.38	1.40	1.37	1.39

Secured debentures

On July 25, 2025, Unbuzzd issued a total of 110 secured convertible debenture units (each an “Unbuzzd Secured Debenture”) at a subscription price of US$1,000 per Debenture. Each Debenture Unit consists of (i) a USD$1,111.11 principal amount secured convertible debenture and (ii) such number of common share purchase Unbuzzd Warrants for gross proceeds of $122,222. The Unbuzzd Secured Debentures will mature (the “Unbuzzd Secured Debenture Maturity Date”) on the earlier of (i) July 25, 2026, or (ii) the date that is one month following the closing of a Qualified Financing, as defined below.

Each unit consists of one (1) Unbuzzd Common Share and (ii) one Unbuzzd Warrant. Each Unbuzzd Warrant entitles the holder to acquire one additional Unbuzzd Common Share on or before July 25, 2027, for 115% of the Liquidity Event Price.

The conversion price (“Unbuzzd Secured Debenture Conversion Price”) is equal to:

i)	US$0.05 per Unbuzzd Unit;

ii)	In the event of a Qualified Financing, then 0.80 multiplied by the Qualified Financing Price; or

iii)	In the event of a Liquidity Event, then 0.80 multiplied by the Liquidity Event Price:

Following the completion of a Qualified Financing or immediately prior to a Liquidity Event, Unbuzzd shall have the option to force a conversion of the principal amount of each Unbuzzd Secure Debenture, and if Unbuzzd elects, the accrued but unpaid Interest, into Units at the Conversion Price.

Qualified Financing means the completion of an equity financing by Unbuzzd, including but not limited to a Series A financing, after the date hereof for aggregate gross proceeds of not less than US$500,000. Liquidity Event means a takeover transaction or going public transaction.

The Unbuzzd Secured Debenture is collateralized by a priority security interest in substantially all assets of Unbuzzd pursuant to the terms of a general security agreement.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Conversion feature

The fair value of the conversion feature is determined by using with-and-without method that considers the change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion and the implied credit spread of Unbuzzd. Expected volatility was estimated by using historical volatility of Quantum as Unbuzzd considers it comparable for its own trading and volatility history. The share price of $0.00017 (C$0.00025) was deemed reasonable by management based on Unbuzzd’s latest financing price with arms-length parties. The fair value of the conversion feature as at the date of issuance and March 31, 2026, was $Nil (December 31, 2025 - $Nil). The fair values were determined using the assumptions below:

	July 25, 2025	December 31, 2025	March 31, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017
Conversion price (USD)	$0.05000	$0.05000	$0.05000
Expected Volatility	168.20%	146.51%	157.45%
Risk free interest rate	2.77%	2.55%	2.79%
Expected life (years)	1.00	0.56	0.32
Credit Spread	25%	25%	25%
Foreign exchange rate	1.37	1.37	1.39

As of March 31, 2026, the Company had the following total debentures balance outstanding for the secured and unsecured tranches:

	Unsecured	Secured	Total
Proceeds	$334,955	$122,222	$457,177
Initial recognition of debt	$334,955	$122,222	$457,177

Accretion expense	14,833	487	15,320
Balance, March 31, 2026, and December 31, 2025	$349,788	$122,709	$472,497

Warrant liability

During the year ended December 31, 2025, Unbuzzd issued warrants attached to its convertible debentures.

Unbuzzd determined that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). Unbuzzd uses the Black-Scholes pricing model to estimate fair value. Expected volatility was estimated by using historical volatility of other companies that the Unbuzzd considers comparable that have trading and volatility history. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability on dates of issuance for both secured and unsecured convertible debentures issued was $Nil. The fair value of these warrants as of March 31, 2026, was also $Nil (December 31, 2025 - $Nil).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

The fair value of the unsecured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	April 15, 2025	July 7, 2025	August/ September 2025	October/ November 2025	December 31, 2025	March 31, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017	$0.00017
Exercise price (USD)	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000	$0.15000
Expected dividend yield	-	-	-	-	-	-
Risk free interest rate	2.54%	2.69%	2.49%-2.69%	2.46%-2.47%	2.55%	2.79%
Expected life (years)	2.00	1.77	1.57-1.69	2.13-2.25	2.00	1.785
Expected volatility	119.78%	132.95%	136.82-%141.83%	124.06%-127.63%	135.29%	149.24%
Foreign exchange rate	1.39	1.37	1.38	1.40	2.00	1.75

The fair value of the secured debenture warrants was determined using the Black-Scholes option pricing model and the following assumptions as at:

	July 25, 2025	December 31, 2025	March 31, 2026
Share price (USD)	$0.00017	$0.00017	$0.00017
Exercise price (USD)	$0.15000	$0.15000	$0.15000
Expected dividend yield	—	—	—
Risk free interest rate	2.77%	2.55%	2.79%
Expected life (years)	2.00	1.56	1.32
Expected volatility	168.20%	146.51%	157.45%
Foreign exchange rate	1.37	1.37	1.39

13.	Share capital

[a]	Authorized

The Company is authorized to issue an unlimited number of class A multiple voting shares (“Class A Multiple Voting Shares”) and an unlimited number of Class B Subordinate Voting Shares, all without par value. All shares are ranked equally regarding the Company’s residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B Subordinate Voting Shares are entitled to one (1) vote per share held.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

[b]	Issued and outstanding

Reconciliation of the Company’s share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759

Shares issued - convertible debentures [a, b]	—	—	399,071	2,495,090	—	—
Exercise of options [c]	—	—	12,500	70,591	—	—
Warrants issued [d,e,f]	—	—	—	—	346,806	—
Warrants expired [g]	—	—	—	—	(30,770)	(618,578)
Balance, March 31, 2025	12	151,701	2,711,073	152,884,305	526,406	1,379,181

Balance, December 31, 2025	42	152,247	3,887,729	169,551,044	32	10,009
Shares issued - convertible Debentures [h]	—	—	16,748	88,978	—	—
Warrants issued [i]	—	—	—	—	1,249,984	—
Exercise of RSUs [j]	—	—	44,415	1,458,141	—	—
Shares issued for debt [k]	—	—	370,457	839,896	—	—
Shares issued [l]	—	—	1,536,341	5,395,700	—	—
Warrants expired [m]	—	—	—	—	(32)	(10,009)
Balance, March 31, 2026	42	152,247	5,855,690	177,333,759	1,249,984	—

Activity during the three months ended March 31, 2025:

[a]	On February 7, 2025, a partial amount of the January 2025 Debentures was converted into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 12). On February 26, 2025, the remaining amount was converted into an aggregate of 221,237 Class B Subordinate Voting Shares (Note 12). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the January 2025 Debentures was 373,814 with a total value of $2,463,902 transferred to share capital.

[b]	On March 25, 2025, the full amount of the March 6, 2025 Debenture of $100,000 was converted into an aggregate of 25,257 Class B shares with a value of $31,188 (Note 12).

[c]	During the three months ended March 31, 2025, the Company issued an aggregate of 12,500 Class B shares upon the exercise of 12,500 share options with an exercise price C$5.25 for total gross proceeds of $45,887. Total amount of $70,591 was transferred to share capital. The market prices on the dates of option exercise ranged between $8.56 to $11.32 per share.

[d]	During the three months ended March 31, 2025, 152,577 warrants of the Company were issued as part of the issuance of January 2025 Debentures (Note 12).

[e]	During the three months ended March 31, 2025, 10,309 warrants of the Company were issued as part of the issuance of March 6, 2025 Debentures (Note 12).

[f]	During the three months ended March 31, 2025, 183,920 warrants of the Company were issued as part of the issuance of March 28, 2025 Debentures (Note 12).

[g]	During the three months ended March 31, 2025, 30,770 warrants expired unexercised.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Activity during the three months ended March 31, 2026

[h]	On March 31, 2026, a partial amount of the March 2026 Debentures was converted into an aggregate of 16,748 Class B Subordinate Voting Shares with a total value of $88,978 transferred to share capital (Note 13).

[i]	During the three months ended March 31, 2026, 1,249,984 warrants of the Company were issued as part of the issuance of March 2026 Debentures (Note 12).

[j]	During the three months ended March 31, 2026, 96,000 RSUs were exercised into 44,415 Class B Subordinate Voting Shares, which were issued to non-arm’s length parties (Note 20). Total of $1,458,141 was transferred to share capital.

[k]	During the three months ended March 31, 2026, the Company settled an aggregate of $839,896 amounts owing to various creditors, through the issuance of 370,457 Class B Subordinate Voting Shares at price of $2.27 (C$3.11) per Class B Subordinate Voting Share. Of the total shares issued, 300,000 Class B Subordinate Voting Shares valued at $680,157 were issued to settle a bonus accrual of $645,570 owing to management of the Company (Note 20). The Company incurred a net loss on settlement of debt of $35,802 during the three months ended March 31, 2026.

[l]	During the three months ended March 31, 2026, pursuant to the ATM agreement, the Company issued 1,536,341 common shares for a total increase in share capital of $5,395,700, of which gross proceeds of $5,553,296 were received. A total cash commission of $138,832 based on 2.50% of the aggregate gross proceeds, plus other trading expenses of $18,764 resulted in total share issuance costs of $157,596.

[m]	During the three months ended March 31, 2026, 32 warrants expired unexercised.

The changes in the number of warrants outstanding during the three months ended March 31, 2026, and 2025:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2025	32	1,737.65

Issued	1,249,984	3.75
Expired	(32)	1,737.65
Outstanding as at March 31, 2026	1,249,984	3.75

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	210,370	250.33

Issued	346,806	6.18
Expired	(30,770)	5.33
Outstanding as at March 31, 2025	526,406	83.83

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Measurement of fair values

During the three months ended March 31, 2026, a total of 1,249,984 warrants of the Company were issued in connection with the issuance of the March 2026 Debentures (Note 12). These warrants are classified as derivative liabilities (Note 10(f)).

During the three months ended March 31, 2025, a total of 346,806 warrants of the Company were issued in connection with the issuance of the January 2025 Debentures, March 6, 2025 Debentures, and March 28, 2025 Debentures (Note 12). These warrants are classified as derivative liabilities (Note 10(b-e)).

There were no warrants issued during the three months ended March 31, 2026, and 2025 under equity.

The following table is a summary of the Company’s warrants outstanding as at March 31, 2026:

	Exercise price	Number outstanding
Expiry Date	C$	#
March 20, 2031	3.75	1,249,984
	3.75	1,249,984

14.	Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option is converted into one Class B Subordinate Voting Share on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the three months ended March 31, 2026, the Company granted a total of 35,000 (2025 – 57,692) share options. Each option granted vests immediately and is exercisable at a price of CA$6.50 for a period of five years from the issue date.

During the three months ended March 31, 2025, 12,500 share options were exercised for total gross proceeds of $45,887. The total contributed surplus of $24,704 was transferred share capital.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

The changes in the number of share options outstanding during the periods ended March 31, 2026, and 2025 are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2025	160,956	6.97
Granted	35,000	6.50
Expired	(456)	155.47
Outstanding as at March 31, 2026	195,500	16.34
Exercisable as at March 31, 2026	195,500	16.34

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	42,456	6.97
Granted	57,692	9.46
Exercised	(12,500)	5.25
Outstanding as at March 31, 2025	87,648	8.85
Exercisable as at March 31, 2025	83,481	9.01

Measurement of fair values

The fair value of share options granted during the three months ended March 31, 2026, and 2025, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2026	2025
Grant date share price	C$6.62	C$6.64-C$9.92
Exercise price	C$6.50	C$6.60-C$9.90
Expected dividend yield	—	—
Risk free interest rate	3.18%	2.60%-2.61%
Expected life	5 years	2 years
Expected volatility	122%	132%-136%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

The following table is a summary of the Company’s share options outstanding as at March 31, 2026:

Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
5.60	12,500	0.44	5.60	12,500
9.90	50,000	0.99	9.90	50,000
24.50	98,000	4.49	24.50	98,000
6.50	35,000	4.99	6.50	35,000
16.34	195,500	3.43	16.34	195,500

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU convert into one Class B Subordinate Voting Share at $Nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of Class B Subordinate Voting Shares reserved for issuance may not exceed 10% of the aggregate number of Class B Subordinate Voting Shares that are outstanding unless the Board has increased such limit by a Board resolution.

PSUs

There were no PSUs issued during the three months ended March 31, 2026, and 2025. As at March 31, 2026, there were no PSUs outstanding (December 31, 2025 - Nil).

RSUs

On August 23, 2024, the Company granted an aggregate of 32,690 RSUs at a price of $4.21 per unit for a total value of $137,625 based on the share price at the date of issuance. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control. During the three months ended March 31, 2026, the Company recognized $Nil (2025 - $33,963) as share-based compensation expense and contributed surplus. As at March 31, 2026, there were no RSUs outstanding as the total 32,690 RSUs were exercised and converted into 32,690 Class B Subordinate Voting Shares during the year ended December 31, 2025.

On August 15, 2025, the Company granted a total of 1,600 RSUs to two individuals for 800 RSUs each, with the following vesting conditions:

First Vesting Tranche of 500 RSUs: i. The filing of an investigational new drug (“IND”) application with the U.S. FDA, or an equivalent regulatory filing in another country for the start of a clinical trial for Lucid-MS. This condition must be met within one year of the date of this resolution. If not achieved within one year, no RSUs vest under this tranche.

Second Vesting Tranche of 300 RSUs: i. Receipt of a no-objection letter or an equivalent regulatory approval from the U.S. FDA or other regulatory institution permitting the commencement of the clinical trial associated with the IND filing in the First Vesting Tranche.

During the three months ended March 31, 2026, the Company recognized $8,857 (2025 - $Nil) as share-based compensation expense related to the portion vested using a price of $22.45 on the date of issuance.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

On September 26, 2025, the Company granted 96,000 RSUs at a price of $16.32 per unit with a maturity of March 31, 2026. During the three months ended March 31, 2026, 96,000 RSUs were exercised and converted into 44,415 Class B Subordinate Voting Shares. The Company recognized a value of $741,059 as share-based compensation expense related to the vested portion up to March 11, 2026, the date of exercise.

The change in the number of RSUs during the periods ended March 31, 2026, and 2025, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2025	97,600
Converted to common shares	(96,000)
Outstanding as at March 31, 2026	1,600

Number of RSUs
#
Outstanding as at December 31, 2024	32,690
Granted	-
Converted to common shares	-
Outstanding as at March 31, 2025	32,690

The Company recognized share-based compensation as follows for the three months ended March 31, 2026, and 2025:

	2026	2025
	$	$
Share options	139,767	257,309
RSUs (i)	752,290	33,963
	892,057	291,272

(i)	Includes $2,374 share-based compensation from Unbuzzd for the three months ended March 31, 2026.

15.	Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Unbuzzd on July 31, 2023. As of March 31, 2026, the Company had a 19.84% (December 31, 2025 – 19.84%) ownership interest in Unbuzzd through Unbuzzd Common Shares. The non-controlling interest represents the Unbuzzd Common Shares not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2025	(1,821,860)
Net loss for the period	(193,265)
Balance, March 31, 2026	(2,015,125)

The condensed consolidated interim financial statements incorporate the assets and liabilities of Unbuzzd as of March 31, 2026.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

16.	Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs, RSUs and convertible debentures. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the three months ended March 31, 2026, and 2025 are as follows:

	March 31, 2026	March 31, 2025
	#	#
Warrants	1,249,984	526,406
Share Options	195,500	87,648
RSUs	1,600	32,690
Convertible debentures	1,233,334	547,285
	2,680,418	1,194,029

17.	General and administrative

Components of general and administrative expenses for the three months ended March 31, 2025, and 2024 were as follows:

	2026	2025
	$	$
Professional fees	295,401	355,722
Investor relations	123,757	358,901
Salaries, wages and benefits	429,303	337,839
Consulting fees	192,688	125,144
Office and general administrative	222,758	138,705
Foreign exchange loss	56,813	11,800
	1,320,720	1,328,111

18.	Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in one segment, Biopharmaceutical, which is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for applications in hospitals and other medical practices.

The Company’s Strategic Investments segment is no longer active as of March 31, 2026, and December 31, 2025.

The following tables summarize the Company’s total current and non-current assets and current and non-current liabilities as of March 31, 2026, and December 31, 2025, on a segmented basis:

	As of March 31, 2026
	Biopharmaceutical	Total
	$	$
Current assets	10,369,056	10,369,056
Non-current assets	4,557,019	4,557,019
Current liabilities	16,345,974	16,345,974

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

	As of December 31, 2025
	Biopharmaceutical	Total
	$	$
Current assets	6,478,353	6,478,353
Non-current assets	4,682,556	4,682,556
Current liabilities	6,058,294	6,058,294

The following tables summarize the Company’s interest income, total operating expenses, and net loss for the three months ended March 31, 2026, and 2025 on a segmented basis:

	For the three months ended March 31, 2026
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	9,579	(517)	9,062
Total operating expenses	2,966,172	133	2,966,305
Net (loss) income	(13,753,948)	384	(13,753,564)

	For the three months ended March 31, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(2,584)	(64,632)	(67,216)
Total operating expenses	3,397,101	322	3,397,423
Net (loss) income	(8,804,191)	64,310	(8,739,881)

19.	Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$50,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $Nil and maximum milestone payments of C$9,375,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible for paying revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimated at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the consolidated statements of loss and comprehensive loss in that year.

GBB Drink Lab, Inc. (“GBB”)

On May 12, 2023, the Company announced that it had received a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claimed that its assets were valued at US$53,047,000 as of August 30, 2022 (prior to the misappropriation and material breach).

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was supposed to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. denied the Company’s request to dismiss the lawsuit.

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company) and a counterclaim against GBB. The Company alleged that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach. On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Company plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the company’s best interests. GBB and Romano then denied the allegations in their respective answers.

Discovery concluded in July 2025, and on July 21, 2025, the parties filed various pre-trial motions, including summary judgment motions. On October 9, 2025, the Court granted the motion for the Company’s current counsel, Given Pursley LLP, to appear, officially appointing them and relieving prior counsel, Blank Rome LLP. A status conference was held on December 16, 2025, where the Court ruled on several pending motions. The Court granted Mr. Romano’s motion for summary judgment, dismissing all claims against him. The Court reserved ruling on the Company’s motion for summary judgment, ordering supplemental briefing on the issue of whether GBB has standing to pursue its claims after selling its assets to a third party. The trial, previously set for January 2026, has been continued.

The parties filed supplemental briefs addressing standing in accord with the Court’s order. But GBB then filed a reply brief. On February 17, 2026, the Company filed a motion to strike GBB’s reply brief and accompanying exhibits, arguing that the filing was unauthorized. On February 18, 2026, GBB filed a response in opposition to the motion to strike.  On March 24, 2026, the Court denied the motion to strike, and the Court denied the Company’s motion for summary judgment.  Trial was set to begin the week of May 18, 2026, but the parties jointly have requested a sixty-day continuance. No subsequent event occurred as of the date of this report.

Lawsuit against CIBC World Markets, RBC Dominion Securities, and John Does 1-10

On October 20, 2024, the Company filed a complaint in the U.S. District Court for the Southern District of New York against CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1-10. The complaint alleges market manipulation through spoofing activities between January 1, 2020, and August 15, 2024. The Company is seeking damages of more than US$700 million. On May 1, 2025, the Company filed an amended complaint, in response to the Motion to Dismiss filed by the banks on January 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

The complaint alleges that between January 1, 2020, and August 15, 2024, the defendants engaged in “spoofing,” an unlawful trading practice, to manipulate the market price of Quantum’s shares. The complaint details that the defendants placed thousands of spoofing orders to sell, creating the illusion that Quantum’s share price was declining. This practice allegedly “tricked” other investors into selling their shares at lower prices, driving the company’s share price downward. The defendants then purchased shares at artificially depressed prices, positioning themselves to profit when the market price rebounded. The Company claims to have suffered significant damage and seeks to recover more than USD $700 million. It alleges that it sold approximately 90 million shares of its stock on U.S. and Canadian exchanges during the relevant period at artificially depressed prices due to the defendants’ spoofing activities. The complaint names CIBC World Markets, Inc., RBC Dominion Securities Inc., and John Does 1 through 10 as defendants. It asserts three claims for relief: violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5(a) and (c), violation of Section 9(a)(2) of the Securities Exchange Act of 1934, and New York Common Law Fraud.

The defendants filed a motion to dismiss on June 16, 2025. On March 30, 2026, the United States District Court for the Southern District of New York largely ruled against defendants. Subsequent to March 30, 2026, no further events occurred as of the date of this report.

20.	Related party transactions

Related parties and related party transactions impacting the condensed consolidated interim financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain individuals performing similar functions.

Key management personnel are those individuals who have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the three months ended March 31, 2026, is $30,848 (2025 – $29,587).

b)	During the three months ended March 31, 2026, the Company granted 5,000 (2025 – 57,692) options to an officer of the Company with an exercise price of $6.50 (2025 - C$6.60 to C$9.90) and expiring five years (2025 – two years) from the date of issuance.

c)	During the three months ended March 31, 2026, the Company issued a total of 300,000 Class B Subordinate Voting Shares related to management bonuses of $645,570 accrued as of December 31, 2025 (Note 13).

d)	Of the 3,750 March 2026 Debenture Units, 300 March 2026 were issued to a related party of the Company, who is a director of the Company, and 1,400 March 2026 Debenture Units were issued to an entity, which is owned by a family member of the CFO of the Company. (Note 12).

e)	During the year ended December 31, 2025, the Company entered into a lease agreement with Peak Corp, an entity, which is owned by a family member of the CFO of the Company. The lease arrangement had resulted in the right-of-use asset recognized as at December 31, 2025, of $102,320. The lease term ends on June 30, 2027. During the three months ended March 31, 2026, the Company paid an aggregate of C$27,120 for monthly installments in accordance with the lease arrangement.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Key management personnel compensation during the three months ended March 31, 2026, and 2025, is comprised of:

	2026	2025
	$	$
Salaries, benefits, bonuses and consulting fees	217,665	208,132
Share-based payments	761,025	1,316,483
	978,690	1,524,615

As at March 31, 2026, the Company has $Nil (December 31, 2025 - $645,570) owing to related parties related to bonus accruals included in accounts payable and accrued liabilities.

21.	Capital Management

The Company defines capital as the aggregate of its capital stock and borrowings and convertible debentures.

As at March 31, 2026, the Company’s share capital was $177,486,006 (December 31, 2025 – $169,703,291). The Company does not have any long-term debt.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements. There were no changes in capital management during the periods ended March 31, 2026, and 2025.

22.	Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by real estate properties, and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as timing of payments, loan to value, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2026, and 2025

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

●	Foreign currency risk

Foreign currency risk arises with financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash, investments and trade and other payables. A 1% change in the foreign exchange rates would not have any significant impact on the condensed consolidated interim financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at March 31, 2026.

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at March 31, 2026.

Fair values

The carrying values of cash, other receivables (excluding sales tax recoverable), trade and other payables, and notes payable approximate fair values due to the short-term nature of these items, or they are being carried at fair value or, for notes payable, interest payables and convertible debentures are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the condensed consolidated interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Investments are measured using level 1 and level 2 inputs. Digital assets, warrant liabilities and derivative liabilities are measured using level 2 inputs. During the three months ended March 31, 2026, there were no transfers of amounts between levels.

23.	Subsequent events

●	Subsequent to March 31, 2026, the Company successfully sold an aggregate of $1,424,482 in gross proceeds under its at-the-market offering agreement with Rodman and Renshaw LLC, as sales agent.

●	On April 16, 2026, the Company issued 94,408 Class B Subordinate Voting Shares to one investor, upon the conversion of a convertible debenture, pursuant to the March 2026 Debenture Units

●	On April 28, 2026, the Company issued 84,702 Class B Subordinate Voting Shares to one investor, upon the conversion of a convertible debenture, pursuant to the March 2026 Debenture Units.